Exhibit 99.5

Modern slavery – including but not limited to forced labour and child labour[4] – and human trafficking are contrary to our Purpose, Vision and Values[5]. We do not tolerate slavery or human trafficking in our organization or in those of our suppliers and subcontractors. We hold ourselves to the highest standards and expect RBC employees, contract workers and members of the boards of directors of Royal Bank of Canada and all its subsidiaries to act with integrity and comply at all times with the letter and spirit of the laws, regulations and rules that apply to RBC in the jurisdictions where we operate. If instances arise where these expectations are not met, we will review and respond.

Our structure, operations and supply chain

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 94,000+ employees who leverage their imaginations and insights to bring our Purpose, Vision, Values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million+ clients in Canada, the U.S and 27 other countries. The Bank is a Schedule I bank under the Bank Act (Canada), with corporate headquarters in Toronto and listings on the Toronto Stock Exchange and the New York Stock Exchange. We operate around the world both directly and through subsidiaries under the master brand RBC®.

Our business segments

∎  Personal & Commercial Banking: Provides a broad suite of financial products and services in Canada, the Caribbean and the U.S. Our commitment to building and maintaining deep and meaningful relationships with our clients is underscored by the breadth of our product suite, our depth of expertise and the features of our digital solutions.

About this Statement

This Statement constitutes Royal Bank of Canada’s Statement Regarding Modern Slavery (Statement), covering our fiscal year of November 1, 2022, to October 31, 2023.

This Statement is made on behalf of Royal Bank of Canada (the Bank) and certain of its subsidiaries (collectively “RBC”, “we”, “us” or “our”) pursuant to section 6(2) of the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the Canadian Act)[1], section 54(1) of the Modern Slavery Act 2015 (the U.K. Act)[2], and section 14 of the Modern Slavery Act 2018 (the Australian Act)[3].

2 | Statement Regarding Modern Slavery 2023

∎  Wealth Management: Serves affluent, high net worth and ultra-high net worth clients from our offices in key financial centres, mainly in Canada, the U.S., the U.K., Europe and Asia. We offer a comprehensive suite of investment, trust, banking, credit and other advice-based solutions. We also provide asset management products to institutional and individual clients through our distribution channels and third-party distributors. We provide financial institutions, asset managers and asset owners with asset services and investor services.

∎  Insurance: Offers a comprehensive suite of advice and solutions for individual and business clients including life, health, wealth, property and personal travel, group benefits, annuities and reinsurance.

∎  Capital Markets: Provides expertise in advisory & origination, sales & trading, lending & financing, and transaction banking to corporations, institutional clients, asset managers, private equity firms and governments globally. We serve clients from 60 offices in 16 countries across North America, the U.K., Europe, Australia, Asia and other regions.

∎  Corporate Support: Consists of Technology & Operations, which provides the technological and operational foundation required to effectively deliver products and services to our clients, Functions, which includes our finance, human resources, risk management, internal audit and other functional groups, as well as our Corporate Treasury function.

Risks of modern slavery in our operations and supply chain

According to the Responsible Sourcing Tool[7] and the U.S. State Department 2023 Trafficking in Persons Report[8], employees in the financial services sector in the countries where we operate are at low risk for modern slavery. We recognize we may be indirectly linked to the risk of modern slavery as a result of our business activities, and that certain sectors in our portfolios may pose a higher risk of modern slavery, including:

∎  Agriculture

∎  Construction

∎  Electronics & Electrical

∎  Extractives, Mining & Metals

∎  Fishing & Aquaculture

∎  Forestry

RBC’s Survivor Inclusion Initiative

RBC’s Survivor Inclusion Initiative operates in multiple regions across Canada. Launched as a pilot in 2021 in partnership with Finance Against Slavery and Trafficking, a project housed at the United Nations University Centre for Policy Research, and Salvation Army Illuminate, the RBC Survivor Inclusion Initiative is designed to help provide equitable access to financial services for survivors of human trafficking and modern slavery. Through this initiative, Survivors, often having no credit history and limited financial literacy, are nonetheless afforded the opportunity to access financial products and services through a free, unlimited chequing and savings account, which can help Survivors access fundamental opportunities and services. RBC also offers financial literacy training and assistance to help Survivors build a secure future for themselves and their families.

For more information, please see our website[6].

Statement Regarding Modern Slavery 2023 | 3

∎	Healthcare

∎	Hospitality

∎	Housekeeping & Facilities

∎	Textile & Apparel

∎	Transportation & Warehousing

RBC manages modern slavery risk through a variety of policies, processes and practices, which are outlined in this Statement.

RBC’s supply chain involves purchasing a broad range of goods and services from international, national, regional and local suppliers. We follow a fair sourcing process whenever possible while managing our supply chain effectively, and we identify, assess and monitor areas in our supply chain where there may be a risk of slavery and human trafficking. Our principal supply chain includes suppliers of technology and other office equipment, software, property and facilities management services, business travel, merchandise suppliers, conference providers, recruitment agencies and various other professional and financially related services.

Our frameworks and policies

We believe that good governance is the essential foundation of a respectful and inclusive corporate culture that earns trust from and builds value for our clients, employees, financial markets and regulators, communities, and shareholders. The governance committee of the board of directors of Royal Bank of Canada (board) recommends individuals for election or re-election as directors, oversees the process for evaluating board committee and director effectiveness, and oversees management of culture and conduct at the bank, including breaches of our Code of Conduct9. Additional responsibilities include (i) developing and recommending governance frameworks, principles and policies to the board; (ii) overseeing environmental, social and governance (ESG) matters; (iii) monitoring developments in corporate governance and adapting best practices; and (iv) reviewing shareholder proposals and recommending responses to the board. More specifically, the governance committee is also responsible for reviewing the Bank’s corporate citizenship strategy and certain of our ESG disclosures, including those in respect of human rights. Our Statement of Corporate Governance Practices (available at rbc.com/governance)

provides an overview of our corporate governance structure, principles, policies and practices.

Code of Conduct

At RBC, we recognize that respecting human rights is a shared responsibility of all enterprises regardless of where they operate globally. This perspective aligns with our Purpose, Vision and Values and has long been reflected in our policies and practices. Our Values and Code of Conduct guide us and set expectations for our behaviour and decision-making. Our Code of Conduct is the roadmap we follow to serve our clients with the highest standards of integrity. It also lays the foundation for how we work together in a respectful, transparent and fair environment. The Code of Conduct forms the basis for all of our relationships. It applies to all directors, employees and contract workers of the bank and its subsidiaries.

At RBC, our core Purpose, Vision and Values, and seeking to respect others in our pursuit of doing what’s right, are fundamental principles that support and guide RBC’s commitment to respecting human rights across our organization. Actual or possible violations of our Code of Conduct, including with respect to human rights are required to be reported, in order to take appropriate action to review and address issues. The governance committee receives regular reports on culture and conduct matters, including violations of our Code of Conduct, and monitors emerging trends and best practices as part of its holistic approach to overseeing these issues.

Culture and conduct

To build and maintain the trust of our clients, employees, communities and shareholders, the board establishes the tone from the top, sets the standards of conduct and champions our Values as set out in our Code of Conduct.

The RBC Enterprise Risk Management Framework and Enterprise Culture and Conduct Risks Framework serve as foundations to promote a risk-aware culture of “Doing What’s Right”. These two frameworks, along with the Enterprise Risk Appetite Framework, guide our other risk frameworks, risk management processes and procedures, and employee conduct. The board, both directly and through its governance committee, oversees the management of culture and conduct risks throughout the entire organization, including the implementation of enterprise frameworks and policies.

4 | Statement Regarding Modern Slavery 2023

Environmental and social risk policies

The ability to manage risk is a core competency of the Bank, and is supported by our risk-aware culture and risk management approach. We define environmental and social (E&S) risk as the potential for an E&S issue associated with us, a client, transaction, product, supplier or activity to have a negative impact on us, including our financial position, operations, legal and regulatory compliance, or reputation. It refers to the risk that we face as a result of the way we, a supplier or a client manages E&S issues or relationships with stakeholders and communities.

Our Enterprise Policy on Environmental (including climate) and Social Risk (E&S Risk Policy)10 serves as the foundation for our approach to managing E&S risks arising from our activities. It outlines our principles for E&S risk management, and sets out standards for how E&S risks arising from our activities are identified, assessed, measured, managed, mitigated, monitored and reported. The E&S Risk Policy is supported by additional policies and procedures on E&S risk management for business segments. This includes an enhanced due diligence process which we undertake for certain corporate and commercial clients, to identify E&S issues that may drive E&S risk for RBC. As a signatory to the Equator Principles (EP), which is a benchmark for determining, assessing and managing E&S risks for project finance11, we have a procedure that outlines our governance for managing E&S risks related to certain project-finance related transactions. We report annually12 on projects assessed according to the EP framework.

Supplier Code of Conduct

Our Supplier Code of Conduct13 (the Supplier Code) requires suppliers and subcontractors to, among other things, abide by applicable employment standards, labour, non-discrimination, and human rights legislation. Where applicable laws do not prohibit human rights discrimination, or where they allow for differential treatment, we expect suppliers and subcontractors to be committed to non-discrimination principles and not to operate in a way that unfairly differentiates between individuals. Our supplier contract templates include terms relating to Supplier Code compliance.

Pursuant to our Supplier Code, suppliers must be able to demonstrate that they have policies and procedures in place to confirm that: child, forced or compulsory labour is not used; human rights discrimination and harassment are prohibited; retaliation for speaking up is prohibited and employees are free to raise concerns and speak up without fear of reprisal; appropriate and reasonable background screenings, including investigations for prior criminal activity to support the integrity and good character of the supplier’s employees have been conducted; clear and uniformly applied employment standards are used that meet or exceed legal and regulatory requirements

Where we are satisfied that a supplier’s policies and procedures are at least equivalent to the Supplier Code, we may accept a supplier’s commitment to comply with their own policies and procedures.

Our due diligence processes

Financial crimes

We have an enterprise-wide financial crimes program designed to deter, detect and report suspected money laundering and terrorist financing activities across our organization, including child sexual exploitation, slavery and human trafficking. To address the risk of our financial services being misused for financial crimes, including money laundering or terrorist financing, bribery, corruption or other activities that may violate applicable economic sanctions, we have implemented controls to monitor financial transactions across our global business segments. An example of mitigating processes and systems includes implementation of a variety of systems for monitoring transactions across various business segments globally. Through the transaction monitoring solutions and a centralized investigations model, we strive to manage these risks consistently and effectively. RBC works to identify, investigate and report potential cases of human trafficking as a predicate offence. We are active participants in the Financial Transactions and Reports Analysis Centre of Canada’s successful “Project Protect” initiative, which targets human trafficking. For detailed information about our approach to financial crimes, see our website14.

Group Risk Management

Under the oversight of the board and senior management, the Enterprise Risk Management Framework provides an overview of our enterprise-wide programs for managing risk, including identifying, assessing, measuring, controlling, monitoring and reporting on the significant risks that face the organization. The risk committee of the board oversees our risk management program,

Statement Regarding Modern Slavery 2023 | 5

which is designed to ensure that the policies, procedures and controls used by management are sufficient to keep risks within our risk appetite. Group Risk Management is responsible for developing and maintaining an integrated enterprise view of E&S risk, including establishing policies and procedures, and performing effective challenge and oversight in relation to E&S risk. Business segments and corporate functions are responsible for incorporating E&S risk management requirements within their own operations.

Supplier risk management

We have risk assessment and due diligence programs in place for suppliers including confirmation that suppliers acknowledge acceptance of the Supplier Code expectations. We risk assess suppliers at the inception of the business relationship, and have processes in place to track changes in their risk profiles on an ongoing basis and identify negative news related to our highest risk suppliers. If a supplier is flagged for human rights risk, they will be subject to enhanced due diligence. RBC aims to prevent and mitigate adverse impacts we may be directly linked to by taking appropriate action to mitigate such risks, which may include exercising leverage in our business relationships.

Pursuant to the Supplier Code, RBC maintains the right to monitor supplier compliance and audit their control environment. We are also entitled to request information from our suppliers with respect to their compliance with the principles of the Supplier Code.

RBC Global Asset Management

RBC Global Asset Management (RBC GAM) provides global investment management services and solutions to individual and institutional investors in Canada, the U.S., the U.K., Europe and Asia. RBC GAM believes that being an active, engaged, and responsible investor empowers it to enhance the long-term, risk-adjusted performance of its portfolios and is part of its fiduciary duty.

At RBC GAM, investment teams integrate material ESG factors into investment decisions for applicable types of investments15. Social factors may include, but are not limited to, human rights, employee relations and working conditions, unlawful discrimination, child labour, forced or compulsory labour, and health and safety. RBC GAM’s commitment is described in its Approach to Responsible Investment16. RBC GAM is also a signatory to the United Nations Principles for

Responsible Investment17, an investor-led initiative that seeks to advance the integration of key ESG factors in investment decisions.

RBC GAM conveys its views through informed proxy voting, and engagement with issuers for applicable types of investments18. This may include engaging with regulatory bodies on material ESG issues and collaborating with other like-minded investors, where applicable. In line with its Proxy Voting Guidelines, RBC GAM generally supports proposals that call on companies to respect internationally recognized human rights and relevant international agreements regarding the protection of those rights, including the UN Guiding Principles.

For more information, see the RBC GAM Responsible Investment website19.

Our training

Understanding and complying with the Code of Conduct is a condition of working at RBC, and employees and contract workers must complete the Code of Conduct training course and acknowledgment annually.

In addition, select segments of employees who oversee and engage with our supply chains completed targeted training focused on the risks associated with forced labour and child labour in our supply chains.

Our remediation processes

Our Code of Conduct requires all employees and contract workers to report actual or possible misconduct. Our Leadership Model, which sets out key behaviours expected of our workforce, encourages speaking up for the good of RBC. Employees and contract workers are encouraged to speak to their manager, senior management, Human Resources, Compliance, or report through the Conduct Hotline so issues can be addressed quickly and objectively. The Conduct Hotline20, is a global hotline available to all employees and contract workers to report misconduct that may violate our Code of Conduct, policies and laws or is otherwise unethical and could put RBC at risk. This hotline is secure, fully accessible and available 24/7. It is administered by a third party, and reports may be made anonymously. RBC upholds a strict commitment to non-retaliation.

We also have the Global Business Activities & Human Rights communication channel for our stakeholders to report concerns related to RBC business activities worldwide that may not align

6 | Statement Regarding Modern Slavery 2023

with our Human Rights Position Statement21. Like our Conduct Hotline, this channel is secure, available 24/7, facilitated by a third party and allows for reports to be made and tracked anonymously.

Clients can raise concerns through our Make a Complaint website22, and anyone who has reason to believe that the spirit or principles of the Supplier Code are not being respected by an RBC Supplier can report this to RBC Third Party Risk.

Assessing our effectiveness

We intend to continue to assess and refine key performance indicators to measure our success in operationalizing the commitments in our Human Rights Position Statement and continuously improve our approach to human rights. The effectiveness of RBC’s Financial Crimes program is periodically evaluated to confirm it remains current and aligned with business activities, regulatory developments, industry standards and best practices. By doing so, RBC adheres to all applicable anti-money laundering and terrorist financing laws and regulatory requirements in the jurisdictions in which we operate, including guidance on money laundering risk related to slavery and human trafficking.

We conduct ongoing screening of all suppliers, which allows us to baseline a supplier’s risk profile and subsequently flag and assess any activities that would violate our Supplier Code. We discuss any instances where corrective actions are required with the supplier and track these issues to completion. Having leveraged such supplier screenings and monitoring procedures, as well as our policies and processes relating to internal conduct, no evidence of modern slavery – including forced labour or child labour – or human trafficking incidents, or loss of income as a result of steps taken to eliminate modern slavery or human trafficking have been identified in 2023 and thus there has not been a basis to take remedial steps regarding such matters.

Our consultation and governance process

In preparing this Statement, the Bank engaged with each of the reporting entities covered by this Statement, and with other entities it owns or controls. It also consulted with key areas of our organization to prepare this Statement, including Procurement, Third Party Risk, Group Risk Management, Financial Crimes, Human Resources,

Corporate Citizenship & ESG and Law Group. These teams operate across our enterprise, including across the subsidiaries to which this Statement applies. This consultation process has supported our enterprise-wide approach to modern slavery.

Conclusion

RBC remains committed to preventing slavery and human trafficking from taking place in our businesses and in our supply chains. We will continue to review our policies, procedures and practices periodically to determine any enhancements we can make to help prevent modern slavery and human trafficking.

Approval

This Statement was approved by the board members of BlueBay Asset Management LLP on January 30, 2024 and the board of directors of: RBC Europe Limited on January 29, 2024; RBC Global Asset Management (U.K.) Limited on February 5, 2024; Royal Bank of Canada Holdings (U.K.) Limited on January 29, 2024; RBC Investor Services Trust on January 23, 2024; BlueBay Asset Management (Services) Ltd. on January 30, 2024; and Royal Bank of Canada as of February 5, 202423.

Attestation pursuant to section 11 of the Canadian Act

In accordance with the requirements of the Canadian Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities subject to the Canadian Act. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Signed by

David I. McKay

President and Chief Executive Officer, Director,

Royal Bank of Canada

February 5, 2024

Statement Regarding Modern Slavery 2023 | 7

1

This Statement is made on behalf of the following subsidiaries of the Bank with respect to the Canadian Act: BlueBay Asset Management LLP, RBC Direct Investing Inc., RBC Dominion Securities Inc., RBC Global Asset Management Inc., RBC Insurance Agency Ltd., RBC Insurance Company of Canada, RBC Investor Services Trust, RBC Life Insurance Company, RBC Phillips, Hager & North Investment Counsel Inc., Royal Bank Mortgage Corporation, Royal Trust Corporation of Canada and The Trust Royal Company.

2

This Statement is made on behalf of the following subsidiaries of the Bank with respect to the U.K. Act: RBC Europe Limited, RBC Investor Services Trust., RBC Global Asset Management (UK) Limited, Royal Bank of Canada Holdings (U.K.) Limited, BlueBay Asset Management LLP and BlueBay Asset Management (Services) Ltd.

3

This Statement is made on behalf of the following subsidiaries of the Bank with respect to the Australian Act: RBC Investor Services Trust, BlueBay Asset Management LLP and RBC Global Asset Management (UK) Limited. Since Royal Bank of Canada, RBC Global Asset Management (UK)Limited, BlueBay Asset Management LLP and RBC Investor Services Trust use the same, or substantially the same, policies and processes regarding modern slavery risks (unless noted otherwise) this Statement constitutes a single, consolidated description of their actions to address such risks for the purposes of the Australian Act.

4	As defined pursuant to section 2 of the Canadian Act.

5	https://www.rbc.com/our-company/purpose-vision-and-values.html

6	https://www.rbc.com/diversity-inclusion/strategic-priorities/enabling-economic-inclusion/survivor-inclusion-initiative.html

7	https://www.responsiblesourcingtool.org/

8	https://www.state.gov/wp-content/uploads/2023/09/Trafficking-in-Persons-Report-2023_Introduction-V3e.pdf

9	https://www.rbc.com/our-company/_assets-custom/pdf/Code-Of-Conduct.pdf

10

The E&S Risk Policy is not inclusive of the activities of, and assets under management by RBC Global Asset Management (RBC GAM). RBC GAM has developed its own policy with respect to these matters. RBC GAM includes, but is not limited to, the following wholly owned indirect subsidiaries of the Bank: RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited, RBC Global Asset Management (Asia) Limited and BlueBay Asset Management LLP.

11	https://equator-principles.com/

12	https://equator-principles.com/epfis-reporting/

13	https://www.rbc.com/sourcing/supplier_code_of_conduct.html

14	https://www.rbc.com/regulatory-information/global-approach.html

15	Certain investment strategies or asset classes do not integrate ESG factors, including but not limited to money market, buy-and-maintain, passive and certain third-party sub-advised strategies.

16	https://www.rbcgam.com/documents/en/articles/approach-to-responsible-investment.pdf

17	https://www.unpri.org/

18

In some instances involving certain fixed income investments, quantitative investment, buy- and maintain, passive and certain third-party sub-advised strategies, there is no engagement with issuers by RBC GAM.

19	https://www.rbcgam.com/en/ca/about-us/responsible-investment/

20	https://cloud.clearviewconnects.com/#/reporter/submit-report?org=GBAHRRBC&lang=en&vanity=true

21	https://www.rbc.com/community-social-impact/_assets-custom/pdf/human-rights-statement.pdf

22	https://www.rbc.com/customercare/

23

Pursuant to paragraph 11(4)(b) of the Canadian Act, the board of directors of Royal Bank of Canada also approved this Statement on behalf of the following entities: BlueBay Asset Management LLP, RBC Direct Investing Inc., RBC Dominion Securities Inc., RBC Global Asset Management Inc., RBC Insurance Agency Ltd., RBC Insurance Company of Canada, RBC Investor Services Trust, RBC Life Insurance Company, RBC Phillips, Hager & North Investment Counsel Inc., Royal Bank Mortgage Corporation, Royal Trust Corporation of Canada and The Trust Royal Company.

® / ™ Trademark(s) of Royal Bank of Canada.
When we say “RBC” we’re referring to all of our businesses and functions around the world. VPS111914	22197 (02/2024)